UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

Commission File Number: 1-11437

SANDIA CORPORATION

SAVINGS AND INCOME PLAN

Sandia Corporation

P.O Box 5800, Mail Stop 0115

Albuquerque, NM 87185-0115

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Sandia Corporation Savings and Income Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator of the Sandia Corporation

Savings and Income Plan and the

Sandia Corporation Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sandia Corporation Savings and Income Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sandia Corporation Savings and Income Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, D.C.

June 24, 2014

Sandia Corporation Savings and Income Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2013	2012
Assets
Investments:
Investments, at fair value	$ 2,764,209	$ —
Interest in Master Trust	—	2,296,262
Receivables:
Participant contributions	3,934	3,680
Sandia Corporation contributions	2,042	1,793
Notes receivable from participants	27,033	24,374

Total assets reflecting investments at fair value	2,797,218	2,326,109

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,938)	(20,980)

Net assets available for benefits	$ 2,786,280	$ 2,305,129

The accompanying notes are an integral part of these financial statements.

Sandia Corporation Savings and Income Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year Ended December 31, 2013
Net assets available for benefits at beginning of year	$2,305,129

Additions to net assets:
Contributions:
Participant	110,257
Employer	52,350

Total contributions	162,607

Investment income:
Net appreciation in fair value of investments	377,890
Interest and dividends	63,071
Other income	10,319

Total investment income	451,280

Interest income on notes receivable from participants	819

Total additions	614,706

Deductions from net assets:
Benefit payments	131,611
Administrative expenses	1,985

Total deductions	133,596

Change in net assets	481,110
Transfers from other plan	41

Net assets available for benefits at end of year	$2,786,280

The accompanying notes are an integral part of these financial statements.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Sandia Corporation Savings and Income Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the majority of employees of Sandia Corporation (the Corporation) who have attained age 21. The Corporation is a wholly-owned subsidiary of Lockheed Martin Corporation (Lockheed Martin). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Through December 31, 2012, the Plan participated in the Sandia Corporation Master Savings Plan Trust (the Master Trust). The Master Trust consisted of assets of the Plan and of another defined contribution plan of the Corporation, the Sandia Corporation Savings and Security Plan (the SSP). Effective December 31, 2012, the SSP merged into the Plan, and the SSP’s interest in the Master Trust’s net assets was transferred to the Plan; therefore, as of December 31, 2012 the Plan held 100% of the Master Trust’s net assets. On January 1, 2013 the Plan ceased participation in the Master Trust. Fidelity Management Trust Company (FMTC) serves as the trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc. (FIIOC) serves as the record-keeper of the Plan. The Corporation is the Plan Sponsor and Plan Administrator.

Contributions

Annually participants may contribute from 2% to 25% of their eligible earnings, as defined in the Plan document, in 1% increments, on a pre-tax, Roth and after-tax basis. The total allotment of pre-tax, Roth and after-tax basic and supplemental contributions cannot exceed the maximum amount permitted under the Internal Revenue Code.

In addition, each payroll period the Corporation contributes 66 2/3% of the sum of each participant’s pretax, Roth and after-tax basic contribution up to the first 6% of eligible earnings. The Plan allows participants aged 50 or older to make catch-up contributions as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Nonunion employees hired on or after January 1, 2009 are eligible for Enhanced Contributions, which are contributions made by the Corporation in the amount of 6% of eligible earnings per pay period until 15 years of service and then 7% is contributed thereafter. Office and Professional Employees International Union members hired on or after July 1, 2009, and Metal Trades Council members and Security Police Association members hired on or after July 1, 2010 are also eligible for Enhanced Contributions.

Benefit Payments

The Plan provides for the payment of benefits upon termination, death, or retirement based on the balance in the participant’s vested account. Lump-sum or annual payment elections may be made. Hardship and in-service withdrawals are also permitted, if certain conditions are met.

Vesting

All participants are immediately vested in their contributions, the Corporation match and actual earnings thereon. Enhanced Contributions are 100% vested after the completion of 3 years of vesting service.

Forfeited Accounts

At December 31, 2013 and 2012 forfeited nonvested accounts totaled $48,000 and $55,000, respectively. These accounts will be used to reduce future employer contributions, Enhanced Contributions, and/or pay administrative expenses of the Plan. In 2013, employer contributions were reduced by $350,000 from forfeited nonvested accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from 12 months to 56 months. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the date of the loan. Principal and interest are paid ratably through payroll deductions. A maximum of two loans are permitted at one time. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements (continued)

Plan Termination

While it has not expressed any intent to do so, the Corporation may terminate the Plan at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event of the Plan’s termination, participants will receive a payment equal to the total value of their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the fully benefit-responsive investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully-benefit responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year. Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative Expenses

The Corporation pays substantially all administrative expenses of the Plan, except for investment-related and record-keeping expenses, which are paid by the Plan.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements (continued)

3. Investments

General

The Plan invests in an interest income fund that holds synthetic guaranteed investment contracts (GICs) with insurance companies and other financial institutions. Since the synthetic GICs are fully benefit-responsive, contract value is the most relevant measurement attribute for that portion of net assets available for benefits attributable to synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the underlying investments through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the fair value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield-to-maturity of the underlying securities, but is also affected by the differential between the contract value and the fair value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted monthly.

Certain events limit the ability of the Plan to transact at contract value. Upon the occurrence of certain events, such as the Plan’s failure to maintain its tax qualified status, the fair value of the investment in the synthetic GICs (if lower than its book value) may be repaid. No such events are currently known to have occurred, nor are any such events contemplated as probable by management of the Plan.

Under certain circumstances investment contracts may be terminated. Settlement upon termination will be at contract value unless the terms of the contract were not met or other events as described above trigger payment at fair value.

The Plan owns the investments underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. As of December 31, 2013 and 2012, the fair values of the wrap contracts were not material. The average yield earned on the synthetic GICs was approximately 1.66% and 2.05% for the years ended December 31, 2013 and 2012, respectively. The average yield credited to participants’ accounts was approximately 1.54% and 1.83% for the years ended December 31, 2013 and 2012, respectively.

Primarily as a result of the Plan’s investment in certain common/collective trusts, the Plan’s assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Plan’s exposure to derivatives is limited to its investment in these common/collective trusts. At December 31, 2013 and 2012, the Plan’s financial exposure related to derivatives was not material.

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 are as follows (in thousands):

BlackRock All Country World Index ex U.S Index Fund	$152,641
Dimensional Fund Advisors U.S. Small Cap Portfolio	$142,920
Fidelity Contrafund	$448,816
Fidelity Growth Company Fund	$241,420
Fidelity U.S. Equity Index	$372,148
Interest Income Fund	$556,693

Sandia Corporation Savings and Income Plan

Notes to Financial Statements (continued)

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in the valuation techniques into three levels as follows:

Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Plan by asset category and their level within the fair value hierarchy as of December 31, 2013 and their appreciation (depreciation) for the year ended December 31, 2013 (in thousands):

	Level 1	Level 2	Total	Appreciation (Depreciation)
Company Common Stock Fund	$79,774	$—	$79,774	$28,707
Mutual funds:
U.S. equities	878,669	—	878,669	180,887
International equities	69,372	—	69,372	11,265
U.S. bonds	84,544	—	84,544	(2,803)
Common/collective trusts	—	1,073,708	1,073,708	154,642
Guaranteed investment contracts	—	556,693	556,693	—
Managed separate accounts	—	21,449	21,449	5,192

Total investment assets at fair value	$1,112,359	$1,651,850	$2,764,209	$377,890

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2012 (in thousands):
	Level 1	Level 2	Total
Company Common Stock Fund	$45,854	$—	$45,854
Mutual funds:
U.S. equities	649,546	—	649,546
International equities	54,969	—	54,969
U.S. bonds	105,102	—	105,102
Common/collective trusts	—	891,655	891,655
Guaranteed investment contracts	—	534,124	534,124
Managed separate accounts	—	15,012	15,012

Total investment assets at fair value	$855,471	$1,440,791	$2,296,262

Adjustment from fair value to contract value for fully-benefit responsive investment contracts			(20,980)

Total net assets			$2,275,282

Sandia Corporation Savings and Income Plan

Notes to Financial Statements (continued)

There are no financial assets or liabilities categorized as Level 3 in either the Plan as of December 31, 2013 or the Master Trust as of December 31, 2012. During 2013, the Plan had no financial assets or liabilities that were transferred between Levels 1, 2, and 3.

Valuation Techniques

The fair value of the Company Common Stock Fund, which consists primarily of Lockheed Martin common stock, is the combined fair value of the underlying common stock and short-term cash position of the fund. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. The short-term cash portion of the fund is recorded at cost, which approximates fair value.

Mutual funds are valued at the net asset value of shares held by the Plan at year-end reported on the active market on which the individual securities are traded. Common/collective trusts and managed separate accounts are valued at the net asset value of units or shares held by the Plan at year-end; the net asset value for these investments is corroborated by observable market data (e.g., purchases or sales activity). Units in common/collective trusts may be redeemed on a daily basis. The fair value of the GICs is equal to the fair value of the underlying assets, which are valued at representative quoted market prices.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Parties-in-Interest Transactions

The following transactions are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Plan held 525,345 and 496,851 shares of Lockheed Martin common stock within the Company Common Stock Fund as of December 31, 2013 and 2012, respectively. Dividends earned by the Plan on Lockheed Martin common stock were $2,439,000 for the year ended December 31, 2013.

The Plan paid $1,985,000 in expenses to FIIOC, the record-keeper, for the year ended December 31, 2013. Certain plan investments are managed by affiliates of the Plan’s trustee.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from taxation.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6. Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, net assets available for plan benefits as of December 31, 2013 and total additions to net assets available for plan benefits for the year ended December 31, 2013 on the Form 5500 exceeded the related amounts on the financial statements by $10,938,000 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Sandia Corporation Savings and Income Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(in thousands)

December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party and Description	Number of Shares or Units	Current Value
*Interest Income Fund	545,755	$556,693
*Company Common Stock Fund	912	79,774
Dimensional Fund Advisors U.S. Small Cap Portfolio	4,610	142,920
*Fidelity Contrafund	4,672	448,816
*Fidelity Growth Company Fund	2,017	241,420
*Fidelity Intermediate Bond Fund	7,806	84,544
Templeton Foreign Fund	8,460	69,372
T. Rowe Price Large-Cap Value Fund	2,425	45,513
BlackRock Strategic Completion Fund	454	4,440
BlackRock All Country World Index ex U.S Index Fund	8,099	152,641
* Fidelity U.S. Equity Index	5,394	372,148
Harding Loevner Emerging Markets Collective Investment Fund	142	1,443
SSGA U.S. Bond Index	6,235	97,429
Lifepath Index 2015 Fund	4,074	54,813
Lifepath Index 2020 Fund	5,306	83,723
Lifepath Index 2025 Fund	5,790	77,669
Lifepath Index 2030 Fund	2,923	46,691
Lifepath Index 2035 Fund	2,826	37,543
Lifepath Index 2040 Fund	2,365	38,261
Lifepath Index 2045 Fund	3,034	39,695
Lifepath Index 2050 Fund	1,751	21,477
Lifepath Index 2055 Fund	167	2,437
Lifepath Retirement Fund	2,757	43,298
Luther King Capital Management Small-Mid Cap Fund	1,532	21,449
*Notes receivable from participants (interest rate of 3.25%; varying maturities)	—	27,033

Total		$2,791,242

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandia Corporation Savings and Income Plan, by Employee Benefits Committee as Plan Administrator

Date:	June 24, 2014	by:	/s/ Jane Farris
Jane Farris, Senior Manager, Pension Fund and Savings Plan Department, Sandia Corporation

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm